C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release
November 10, 2016

Manulife Financial Corporation declares dividends

TORONTO - Manulife Financial Corporation's Board of Directors today announced a quarterly shareholders' dividend of $0.185 per share on the common shares of Manulife Financial Corporation (the "Company"), payable on and after December 19, 2016 to shareholders of record at the close of business on November 22, 2016.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2016 to shareholders of record at the close of business on November 22, 2016:

• Class A Shares Series 2 - $0.29063 per share
• Class A Shares Series 3 - $0.28125 per share
• Class 1 Shares Series 3 - $0.136125 per share
• Class 1 Shares Series 4 - $0.120295 per share
• Class 1 Shares Series 5 - $0.275 per share
• Class 1 Shares Series 7 - $0.2875 per share
• Class 1 Shares Series 9 - $0.275 per share
• Class 1 Shares Series 11 - $0.25 per share
• Class 1 Shares Series 13 - $0.2375 per share
• Class 1 Shares Series 15 - $0.24375 per share
• Class 1 Shares Series 17 - $0.24375 per share
• Class 1 Shares Series 19 - $0.2375 per share
• Class 1 Shares Series 21 - $0.35 per share

In respect of the Company's December 19, 2016 common share dividend payment date, the Board has decided that the common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of September 2016, we had $966 billion (US$736 billion) in assets under management and administration, and in the previous 12 months we made more than $24.4 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.  Follow Manulife on Twitter @ManulifeNews or visit manulife.com or johnhancock.com.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

Manulife.com